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                      March 19, 2024

       John Tyson
       Chief Financial Officer
       Tyson Foods, Inc.
       2200 West Don Tyson Parkway
       Springdale, Arkansas 72762

                                                        Re: Tyson Foods, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 001-14704

       Dear John Tyson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing